News Release

Trading Symbols: TSX: SEA	FOR IMMEDIATE RELEASE
NYSE: SA	June 27, 2019

Seabridge Gold Reports on Results of Annual Meeting of Shareholders

Toronto, Canada…Seabridge Gold (the “Company”) (TSX: SEA; NYSE: SA) today provided the results of its annual general meeting of shareholders held on June 26, 2019. A total of 43,450,286 common shares were voted at the meeting, representing 70.28% of the issued and outstanding common shares of the Company on the record date. All matters presented for approval at the meeting were duly authorized and approved, as follows:

1.	Fixing the number of directors at nine;
2.	Election of all management nominees to the board of directors of the Company;
3.	Appointment of KPMG LLP as auditor of the Company for the ensuing year;
4.	Authorization of the directors to fix the auditors remuneration;
5.	Approval of an amendment to the Corporation’s Restricted Share Unit Plan (“RSUP”) to make directors eligible to receive awards of Restricted Share Units;
6.

Approval of an amendment to the Corporation’s Stock Option Plan and RSUP to create a single pool of shares issuable under both Plans combined and to increase the shares reserved for issue under the both of Corporation’s Stock Option Plan and RSUP by 800,000 shares;

7.	Approval, by disinterested shareholders, of stock option grants to directors of the Company;
8.	Approval, by disinterested shareholders, of a proposed option grant to a new director.

Detailed voting results for the election of directors were as follows:

Director	Votes For	Votes Withheld	Percentage For
A. Frederick Banfield	19,299,416	4,616,310	80.70
Rudi P. Fronk	23,708,740	206,986	99.13
Eliseo Gonzalez-Urien	23,627,873	287,853	98.80
Richard C. Kraus	23,693,227	222,499	99.07
Jay S. Layman	23,710,122	205,604	99.14
Melanie Miller	23,642,244	273,482	98.86
Clem Pelletier	23,696,619	219,107	99.08
John W. Sabine	23,642,091	273,635	98.86
Gary A. Sugar	23,692,711	223,015	99.07

A total of 19,534,560 shares were “non-votes” under U.S. proxy rules and were not cast with respect to the election of each of the directors or the approval of the stock option grants to directors.

All of the nine above-listed directors were elected to the Board.

Commenting on the AGM, Seabridge Chairman and CEO Rudi Fronk welcomed Melanie Miller as a new director to the company. “We are delighted to have Melanie Miller join our Board. Mel’s past industry experience in supply chain management as a Vice President with both Newmont and Barrick as well as her most recent role as General Manager at Barrick’s Hemlo Operations will broaden our Board’s oversight capabilities.”

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106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone: (416) 367-9292     Facsimile: (416) 367-2711     www.seabridgegold.net

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman & C.E.O.
For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net